Exhibit 99.1

The Hague / Bucharest, January 19, 2007

AEGON and Banca Transilvania to form partnership in Romania

AEGON and Banca Transilvania have signed a memorandum of understanding to jointly develop and operate a mandatory pension company in Romania. The 50-50 joint venture company will be established during the summer of 2007 in anticipation of the mandatory pension system, which is expected to be operational in Romania by early 2008. In addition, AEGON will establish a life insurance company in Romania that will enter into a distribution agreement with Banca Transilvania to sell co-branded products through the bank’s extensive network of 340 branches. The pension company will be based in Cluj-Napoca, Romania.

Donald J. Shepard, Chief Executive Officer and Chairman of the Executive Board of AEGON N.V. stated, “We are delighted to fulfill our intention to enter Romania with such a strong and respected partner as Banca Transilvania. This new partnership continues our focus on developing AEGON’s presence throughout the Central and Eastern European region where we believe we can achieve above average growth over the next several years. With the introduction of a mandatory pension system in the coming year, AEGON looks forward to providing customers in the region with life insurance and pension solutions that will meet their developing needs.”

Robert C. Rekkers, Chief Executive Officer of Banca Transilvania stated: “Banca Transilvania, as a bank and flagship of BT Financial Group is an active player on the Romanian financial market, offering a complete range of banking and financial services. Now, through the pension joint venture with AEGON we continue to be first movers in Romania, adding value to our customers and shareholders.”

“The proposed partnership with Banca Transilvania and our recent acquisition of a pension management company in Poland will further strengthen our presence in the Central and Eastern European pension markets”, said Gábor Kepecs, Chief Executive Officer of AEGON Central and Eastern Europe, who will lead AEGON’s implementation of the new joint venture company. “We look forward to combining AEGON’s expertise in providing innovative life insurance and pension solutions with the solid reputation and strong distribution capabilities of Banca Transilvania to maximize the opportunities in the Romanian market.”

AEGON and Banca Transilvania expect to enter into definitive agreements regarding this partnership later this year, subject to regulatory approvals.

ABOUT BANCA TRANSILVANIA

With a market share of 4.5%, Banca Transilvania is the fifth largest commercial bank in Romania. The bank’s headquarters are located in Cluj-Napoca, Transylvania’s most important city, and during its thirteen years of activity the bank has become a national player, with more than 4,500 employees and 340 branches. Since 1997, Banca Transilvania is listed on the Bucharest Stock Exchange. The bank is the core and synergy driver of BT Financial Group offering integrated financial services like: banking, general insurance (BT Asigurari being among the top 10 non-life insurance companies in Romania), leasing, brokerage, factoring and asset management. Due to its outstanding results, Banca Transilvania has received several awards from reputable financial publications: “Best Bank for SMEs”, awarded by Bucharest Business Week, and “Bank of the Year 2006”, awarded by Oskar Capital. Starting in 2002, under the management of Dutchman Robert C. Rekkers, Banca Transilvana embarked on an ambitious expansion in Retail, SMEs and Corporate Banking. Innovation, flexibility, dynamism are key words to describe Banca Transilvania, a modern financial institution focused on clients.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

Forward looking statements

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘target’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

•	All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States

Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free – USA only) / +1 410 576 45 77

Media	+31 (0)70 344 83 44

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com

Banca Transilvania

Cluj –Napoca, Romania

International Relations	+40 264 301107, mihaela.nadasan@btrl.ro

Marketing	+ 40 264 301106, anca.rarau@btrl.ro

PR	+ 40 264 301146, laura.petrehus@btrl.ro

Website	www.bancatransilvania.ro